UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Casella Waste Systems, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

147448104
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,399,408
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,399,408
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.48%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Single-Asset Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 602,994
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 602,994
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,002,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,002,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,002,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,002,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,002,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,002,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 147448104

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,002,402
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,002,402
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 147448104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by JCP Partnership and JCP Single-Asset were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,399,408 Shares owned directly by JCP Partnership is approximately $7,251,965, including brokerage commissions.  The aggregate purchase price of the 602,994 Shares owned directly by JCP Single-Asset is approximately $3,444,910, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c), (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,243,775 Shares outstanding as of April 15, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2016.

A.	JCP Partnership

(a)	As of the close of business on July 22, 2016, JCP Partnership beneficially owned 1,399,408 Shares.

Percentage: Approximately 3.48%

(b)	1. Sole power to vote or direct vote: 1,399,408
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,399,408
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Single-Asset

(a)	As of the close of business on July 22, 2016, JCP Single-Asset beneficially owned 602,994 Shares.

Percentage: Approximately 1.50%

(b)	1. Sole power to vote or direct vote: 602,994
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 602,994
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 147448104

(c)	The transactions in the securities of the Issuer by JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,399,408 Shares owned by JCP Partnership and (ii) 602,994 Shares owned by JCP Single-Asset.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 2,002,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,002,402
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 1,399,408 Shares owned by JCP Partnership and (ii) 602,994 Shares owned by JCP Single-Asset.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 2,002,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,002,402
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 1,399,408 Shares owned by JCP Partnership and (ii) 602,994 Shares owned by JCP Single-Asset.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 2,002,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,002,402
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 147448104

(c)
JCP Management has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 1,399,408 Shares owned by JCP Partnership and (ii) 602,994 Shares owned by JCP Single-Asset.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 2,002,402
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,002,402
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the securities of the Issuer during the past 60 days.  The transactions in the securities of the Issuer on behalf of JCP Partnership and JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(e)	As of July 22, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 147448104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2016

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Single-Asset Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

CUSIP NO. 147448104

SCHEDULE A

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

JCP INVESTMENT PARTNERSHIP, LP

Sale of Common Stock	(10,000)	7.1030	05/24/2016
Sale of Common Stock	(150)	7.1700	05/25/2016
Sale of Common Stock	(13,750)	7.1589	06/01/2016
Sale of Common Stock	(19,813)	7.1742	06/02/2016
Sale of Common Stock	(11,856)	7.1773	06/03/2016
Sale of Common Stock	(12,500)	7.3303	06/06/2016
Sale of Common Stock	(5,543)	7.8080	06/23/2016
Sale of Common Stock	(511)	9.1800	07/15/2016
Sale of Common Stock	(13,055)	9.1045	07/18/2016
Sale of Common Stock	(3,043)	9.1579	07/19/2016
Sale of Common Stock	(2,310)	9.1544	07/21/2016
Sale of Common Stock	(50,000)	9.0531	07/22/2016

JCP SINGLE-ASSET PARTNERSHIP, LP

Sale of Common Stock	(10,000)	7.1030	05/24/2016
Sale of Common Stock	(150)	7.1700	05/25/2016
Sale of Common Stock	(13,750)	7.1589	06/01/2016
Sale of Common Stock	(19,814)	7.1742	06/02/2016
Sale of Common Stock	(11,856)	7.1773	06/03/2016
Sale of Common Stock	(12,500)	7.3303	06/06/2016
Sale of Common Stock	(5,543)	7.8080	06/23/2016
Sale of Common Stock	(511)	9.1800	07/15/2016
Sale of Common Stock	(13,055)	9.1045	07/18/2016
Sale of Common Stock	(3,042)	9.1579	07/19/2016
Sale of Common Stock	(2,310)	9.1544	07/21/2016
Sale of Common Stock	(50,000)	9.0531	07/22/2016